UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Radyne Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

750611402

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number:  (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,391,192

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,391,192

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,192

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750611402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,618,427

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,618,427

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Company

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Radyne Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034.  This Amendment No. 4 amends and supplements, as set forth below, the information contained in Items 1, 4 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Company on September 12, 2007, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Company on November 7, 2007 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Company on November 16, 2007 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 4, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 4.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the sixth and seventh paragraphs thereof:

On November 26, 2007, Discovery Group received a response from legal counsel to the Company responding to Discovery Equity Partners’ November 6, 2007 and November 15, 2007 demand letters requesting to inspect certain books and records of the Company under Section 220 of the Delaware General Corporation Law (“DGCL”) relating to, among other things, any discussions concerning any acquisition, change of control of, or merger or other combination with, the Company, or any proposal or request for information related thereto.  The letter from the Company’s counsel stated that the Company believes that Discovery Group’s request for books and records does not present a proper purpose under Section 220 of the DGCL.  The letter further stated that although the Company respects the status of Discovery Equity Partners as a shareholder of the Company, Discovery Equity Partners has not articulated a sufficient rationale to permit it to conduct an “exploratory expedition” of the Company’s confidential information.

On December 17, 2007, Discovery Equity Partners sent a letter to the Board of Directors of the Company stating that this denial by the Company of Discovery Equity Partners’ lawful right to review these books and records and the Board’s failure to be forthright with this information confirms to Discovery Equity Partners that the Board has refused to consider offers for the Company that would provide a significant premium to shareholders.  Discovery Equity Partners further stated that it no longer has confidence that the Company’s current Board of Directors will diligently uphold the interests of the Company’s public shareholders and that the Board is in need of Directors who will seek to explore all alternatives in the interest of all shareholders.  Discovery Equity Partners indicated that it intends to nominate alternative candidates for election to the Company’s Board of Directors at the Company’s 2008 Annual Meeting of Stockholders, and would be providing the Company specifics on these nominations within the time frame specified in the Company’s By-Laws.  Discovery Equity Partners also demanded under Section 220 of the DGCL that the Company allow Discovery Equity Partners, its counsel and proxy solicitors to examine the Company’s stockholder lists for purposes of contacting the Company’s stockholders regarding, among other things, the election of directors at the Company’s 2008 Annual Meeting.  The description of the aforementioned letter of Discovery Equity Partners contained in this Schedule 13D is qualified in its entirety by reference to the full text of such letter, which is included as Exhibit 4 to this Amendment No. 4 and is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 of the Schedule 13D, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 4 included as Exhibit 1 to this Amendment No. 4, and the Powers of Attorney granted by Messrs. Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as

Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 4.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of December 17, 2007, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2:	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

Exhibit 3:	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

Exhibit 4:	Letter dated December 17, 2007 from Discovery Equity Partners, L.P. to the Board of Directors of Radyne Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Robert M. McLennan
Robert M. McLennan
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of December 17, 2007, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 2	Power of Attorney of Daniel J. Donoghue, dated as of August 24, 2006.

Exhibit 3	Power of Attorney of Michael R. Murphy, dated as of August 24, 2006.

Exhibit 4	Letter dated December 17, 2007 from Discovery Equity Partners, L.P. to the Board of Directors of Radyne Corporation.